GREY

                             GREY ADVERTISING INC.

                             1996 FINANCIAL REPORT

                             GREY ADVERTISING INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. and its subsidiaries (collectively with Grey, the "Company") have been engaged in the planning, creation, supervision and placing of advertising since the Company's formation in 1917. Grey was incorporated in New York 1925 and changed its state of incorporation to Delaware in 1974.

     The Company's principal business activity consists of providing a full range of advertising and related services to its clients. Typically, this involves developing an advertising and/or marketing plan after study of a client's business, the distribution or utilization of the client's products or services and the use of various media (e.g., television, radio, newspapers, magazines, direct mail, outdoor billboards and the Internet) by which desired market performance can best be achieved. The Company then creates advertising, prepares media recommendations and places advertising in the media. The Company's business also involves it in allied areas such as marketing consultation, audio-visual production, co-marketing programs, direct marketing, interactive consulting and production, media research, planning and buying, package and other design, product publicity, public affairs, public relations, research and sales promotion.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1996, 1995 or 1994. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Related information appears in Note N to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1995-1996

                                                                  DOLLARS PER
                                                                     SHARE
                                                                ----------------       DIVIDENDS
                                                                HIGH         LOW       PER SHARE
                                                                ----         ---       ---------
1995
  First Quarter...............................................  178          145           .875
  Second Quarter..............................................  188          160           .875
  Third Quarter...............................................  205          183           .875
  Fourth Quarter..............................................  196          182          .9375
1996
  First Quarter...............................................  223          190          .9375
  Second Quarter..............................................  233          219          .9375
  Third Quarter...............................................  240          204          .9375
  Fourth Quarter..............................................  251          230          1.000

---------------
* Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Note: Stockholders of Record -- Common Stock 488 (5/30/97);
      Limited Duration Class B Common Stock 279 (5/30/97).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 11.2% in 1996 and 16.0% in 1995 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 11.6% in 1996 and 11.4% in 1995. In 1996, 1995 and 1994, respectively, 44.2%, 44.1% and 46.8% of consolidated gross income was attributable to domestic operations and 55.8%, 55.9% and 53.2%, respectively, to international operations. In 1996, gross income from domestic operations increased 11.4% versus 1995 and was up 9.5% in 1995 versus 1994. Gross income from international operations increased 11.1% (11.8% absent exchange rate fluctuations) in 1996 when compared to 1995 and 21.7% (13.1% absent exchange rate fluctuations) in 1995 when compared to 1994. The increases in gross income in both years primarily resulted from expanded activities from existing clients, and the continued growth of the Company's general agency and specialized operations.

     Salaries and employee-related expenses increased 9.8% in 1996 and 16.8% in 1995 as compared to the respective prior years. Office and general expenses increased 12.9% in 1996 and 13.1% in 1995 versus respective prior years. The increases in expenses are generally in line with the increases in gross income in such years.

     In 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 related to public relations agencies. A significant amount of this write-off related to operations in the United Kingdom. The material portion of the goodwill write-off related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in specialized disciplines (such as retail advertising, promotional services and public relations). The unimpaired goodwill balances associated with the United Kingdom operations represented less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994. There were no write-offs in excess of normal amortization schedules in 1996 or 1995.

     Inflation did not have a material effect on revenue or expenses in 1996, 1995 or 1994.

     In 1996, other income was affected positively by non-recurring, non-operating pre-tax income of approximately $4,000,000 primarily related to gains on the sale of the Company's equity position in a nonconsolidated subsidiary and the liquidation of a non-marketable investment security.

     The effective tax rate was 48.1% in 1996, 49.6% in 1995, and 1,342.9% in 1994 (52.0% not factoring in the goodwill write-off). The decrease in the effective tax rate in 1996 as compared to 1995 is due, in part, to a lower effective foreign tax rate in 1996. The decrease in the effective tax rate in 1995 as compared to 1994 is due, in part, to the reduction of goodwill amortization and write-off (which are not deductible for tax purposes), and other items.

     Minority interest increased $390,000 in 1996 and $3,233,000 in 1995 as compared to the respective prior years. The changes in 1996 and in 1995 were primarily due to changes in the level of profits of majority-owned companies.

     Equity in earnings of nonconsolidated companies decreased $1,166,000 in 1996 and increased $677,000 in 1995 as compared to the respective prior years. These changes are due primarily to changes in the level of profits at nonconsolidated companies.

     The Company reported net income of $28,602,000 for 1996 as compared to $23,438,000 in 1995. Net income for 1996 was up 22.0% over 1995. For 1996, primary earnings per common share was up 25.3% versus 1995. Primary earnings per common share for 1995 was up 24.4% versus 1994, absent the goodwill write-off.

Absent the non-recurring, non-operating gains, primary earnings per common share for 1996 increased by approximately 16.0% over 1995.

     For purposes of computing primary earnings per Common Share, the Company's net income (loss) was adjusted by (i) dividends paid on the Company's Preferred Stock and (ii) by the change in redemption value of the Company's Preferred Stock.

     The Company's results may be affected by currency exchange rate fluctuations given the Company's extensive non-United States operations. Generally, the foreign currency exchange risk is limited to net income because the Company's revenues and expenses, by country, are almost exclusively denominated in the local currency of each respective operation with both revenue and expense items matched. Occasionally, the Company enters into foreign currency contracts for known cash flows related to repatriation of earnings from its international subsidiaries. The term of each such foreign currency contract entered into in 1996 was for less than three months. At December 31, 1996, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1996, and did not enter into any derivative contracts during 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to be highly liquid by maintaining significant levels of cash, cash equivalents and investments in highly liquid marketable securities, a majority of which are United States government securities. Cash and cash equivalents were $112,485,000 and $134,313,000 at December 31, 1996 and 1995, respectively, and the Company's investment in marketable securities was $96,107,000 and $68,671,000 at December 31, 1996 and 1995, respectively. The continued high level of liquidity reflects the Company's ongoing focus on its cash management process. Working capital decreased by $5,739,000 from $9,582,000 at December 31, 1995 to $3,843,000 at December 31, 1996. The decrease in working capital is largely attributable to the increase in the portion of marketable securities which are classified as non-current assets due to their stated maturity dates.

     Domestically, the Company maintains committed bank lines of credit totaling $51,000,000. These lines of credit were partially utilized during both 1996 and 1995 to secure obligations of selected foreign subsidiaries in the amount of $26,000,000 and $15,000,000 at December 31, 1996 and 1995, respectively.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. Amounts outstanding under such facilities at December 31, 1996 and 1995 were $60,004,000 and $56,336,000, respectively.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources will be sufficient to meet its short-term cash requirements in the future. While the Company has not utilized long-term borrowing to fund its operating needs, in 1993, it took advantage of favorable terms offered and borrowed $30,000,000 at a fixed interest rate of 7.68%. The principal is repayable in three equal annual installments, commencing in January 1998. During 1996 and 1995, the Company borrowed $1,709,000 and $13,024,000, respectively, against the cash surrender value of life insurance policies it owns on the life of its Chairman and Chief Executive Officer at rates of 7.30% and 8.75%, respectively. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater gross income earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                          -------------------------------
                                                                               1996              1995
                                                                          --------------     ------------
                                                 ASSETS
Current assets:
  Cash and cash equivalents.............................................  $  112,485,000     $134,313,000
  Marketable securities (Notes A and E).................................      28,688,000       20,419,000
  Accounts receivable...................................................     590,002,000      495,349,000
  Expenditures billable to clients......................................      52,285,000       46,449,000
  Other current assets (Note K).........................................      52,982,000       49,614,000
                                                                          --------------     ------------
    Total current assets................................................     836,442,000      746,144,000
Investments in and advances to nonconsolidated affiliated companies
  (Notes A and B).......................................................      17,723,000       20,693,000
Fixed assets -- net (Note D)............................................      78,223,000       74,706,000
Marketable securities (Notes A and E)...................................      67,419,000       48,252,000
Intangibles and other assets -- including loans to executive officers of
  $5,822,000 in 1996 and $5,522,000 in 1995 (Notes A, F, G, K and
  L(2)).................................................................      89,587,000       73,638,000
                                                                          --------------     ------------
         Total assets...................................................  $1,089,394,000     $963,433,000
                                                                          ==============     ============
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................  $  619,003,000     $549,533,000
  Notes payable to banks (Note F).......................................      86,004,000       71,336,000
  Accrued expenses and other............................................     107,368,000       97,126,000
  Income taxes payable..................................................      20,224,000       18,567,000
                                                                          --------------     ------------
    Total current liabilities...........................................     832,599,000      736,562,000
Other liabilities, including deferred compensation of $28,738,000 and
  $22,021,000 (Note L(1))...............................................      55,217,000       47,916,000
Long-term debt (Note F).................................................      33,025,000       33,025,000
Minority interest.......................................................      10,533,000        9,281,000
Redeemable preferred stock -- at redemption value; par value $1 per share; authorized 500,000 shares; issued and outstanding 32,000 shares
  in 1996 and 1995 (Note G).............................................      10,098,000        8,986,000
Common stockholders' equity:
  Common Stock -- par value $1 per share; authorized 10,000,000 shares;
    issued 1,110,918 in 1996 and 1,096,096 shares in 1995...............       1,111,000        1,096,000
  Limited Duration Class B Common Stock -- par value $1 per share;
    authorized 2,000,000 shares; issued 320,866 in 1996 and 335,688
    shares in 1995......................................................         321,000          336,000
  Paid-in additional capital............................................      42,814,000       37,898,000
  Retained earnings.....................................................     144,789,000      122,345,000
  Cumulative translation adjustment.....................................       2,579,000        4,664,000
  Unrealized (loss) gain on marketable securities (Notes A and E).......        (870,000)         550,000
  Loans to officer used to purchase Common Stock and Limited Duration
    Class B Common Stock (Note L(2))....................................      (4,726,000)      (4,726,000)
                                                                          --------------     ------------
                                                                             186,018,000      162,163,000
  Less -- cost of 222,810 and 212,848 shares of Common Stock and 26,759 and 26,751 shares of Limited Duration Class B Common Stock held in
    treasury at December 31, 1996 and 1995, respectively................      38,096,000       34,500,000
                                                                          --------------     ------------
Total common stockholders' equity.......................................     147,922,000      127,663,000
Retirement plans, leases and contingencies (Note L).....................
                                                                          --------------     ------------
         Total liabilities and stockholders' equity.....................  $1,089,394,000     $963,433,000
                                                                          ==============     ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
Commissions and fees.............................  $765,498,000     $688,219,000     $593,317,000
Expenses:
  Salaries and employee related expenses (Note
     L(1)).......................................   474,686,000      432,311,000      370,196,000
  Office and general expenses (Note L(3))........   232,279,000      205,668,000      181,826,000
  Goodwill write-off (Notes A and M).............                                      39,944,000
                                                   ------------     ------------     ------------
                                                    706,965,000      637,979,000      591,966,000
                                                   ------------     ------------     ------------
                                                     58,533,000       50,240,000        1,351,000
Other income -- net (Note C).....................     7,160,000        4,087,000          259,000
                                                   ------------     ------------     ------------
Income of consolidated companies before taxes on
  income.........................................    65,693,000       54,327,000        1,610,000
Provision for taxes on income (Note K)...........    31,612,000       26,966,000       21,621,000
                                                   ------------     ------------     ------------
Net income (loss) of consolidated companies......    34,081,000       27,361,000      (20,011,000)
Minority interest applicable to consolidated
  companies......................................    (6,663,000)      (6,273,000)      (3,040,000)
Equity in earnings of nonconsolidated affiliated
  companies......................................     1,184,000        2,350,000        1,673,000
                                                   ------------     ------------     ------------
Net income (loss)................................  $ 28,602,000     $ 23,438,000     $(21,378,000)
                                                   ============     ============     ============
Earnings (loss) per Common Share (Note J):
  Primary........................................        $21.03           $16.79          $(17.51)
  Fully diluted..................................        $20.19           $16.16                *

---------------
* Antidilutive

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                                            COMMON STOCK
                                                                          PAID-IN                         HELD IN TREASURY
                                                            COMMON      ADDITIONAL       RETAINED      -----------------------
                                                            STOCK         CAPITAL        EARNINGS      SHARES        AMOUNT
                                                          ----------    -----------    ------------    -------    ------------
Balance at December 31, 1993...........................   $1,432,000    $27,329,000    $131,835,000    191,223    $(23,073,000)
 Net loss..............................................                                 (21,378,000)
 Cash dividends -- Common Shares $3.3125 per share.....                                  (4,112,000)
 Cash dividends -- Redeemable Preferred Stock -- $6.625
   per share...........................................                                    (212,000)
 Common Shares acquired -- at cost.....................                                                  1,993        (372,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................                      84,000         (84,000)
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                                    (926,000)
 Restricted stock activity (Note I)....................                      30,000                     (1,750)        226,000
 Tax benefit from restricted stock (Note K)............                     450,000
 Common Shares issued upon exercise of stock options...                    (101,000)                    (3,333)        420,000
 Tax benefit from exercise of stock options (Note K)...                     118,000
 Senior Management Incentive Plan activity (Note L)....                   3,985,000
 Translation adjustment................................
 Unrealized loss on marketable securities (Notes A and
   E)..................................................
                                                          ----------    -----------    ------------    --------   ------------
Balance at December 31, 1994...........................    1,432,000     31,895,000     105,123,000    188,133     (22,799,000)
 Net income............................................                                  23,438,000
 Cash dividends -- Common Shares -- $3.5625 per
   share...............................................                                  (4,333,000)
 Cash dividends -- Redeemable Preferred Stock -- $7.125
   per share...........................................                                    (228,000)
 Common Shares acquired -- at cost.....................                                                 77,001     (14,434,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................                     185,000        (185,000)
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                                  (1,470,000)
 Restricted stock activity (Note I)....................                     133,000
 Tax benefit from restricted stock (Note K)............                     164,000
 Common Shares issued upon exercise of stock options...                    (287,000)                   (25,535)      2,733,000
 Tax benefit from exercise of stock options (Note K)...                     959,000
 Senior Management Incentive Plan activity (Note L)....                   4,849,000
 Translation adjustment................................
 Unrealized gain on marketable securities (Notes A and
   E)..................................................
                                                          ----------    -----------    ------------    --------   ------------
Balance at December 31, 1995...........................    1,432,000     37,898,000     122,345,000    239,599     (34,500,000)
 Net income............................................                                  28,602,000
 Cash dividends -- Common Shares -- $3.8125 per
   share...............................................                                  (4,527,000)
 Cash dividends -- Redeemable Preferred Stock $7.625
   per share...........................................                                    (244,000)
 Common Shares acquired -- at cost.....................                                                 20,818      (4,733,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................                     275,000        (275,000)
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                                  (1,112,000)
 Restricted stock activity (Note I)....................                      43,000                       (250)         14,000
 Tax benefit from restricted stock (Note K)............                       3,000
 Common Shares issued upon exercise of stock options...                     250,000                    (10,598)      1,123,000
 Tax benefit from exercise of stock options (Note K)...                     483,000
 Senior Management Incentive Plan activity (Note L)....                   3,862,000
 Translation adjustment................................
 Unrealized loss on marketable securities (Notes A and
   E)..................................................
                                                          ----------    -----------    ------------    --------   ------------
Balance at December 31, 1996...........................   $1,432,000    $42,814,000    $144,789,000    249,569    $(38,096,000)
                                                          ==========    ===========    ============    ========   ============


                                                            OTHER
                                                           EQUITY
                                                          ACCOUNTS         TOTAL
                                                         -----------    ------------
Balance at December 31, 1993...........................  $(8,446,000)   $129,077,000
 Net loss..............................................                  (21,378,000)
 Cash dividends -- Common Shares $3.3125 per share.....                   (4,112,000)
 Cash dividends -- Redeemable Preferred Stock -- $6.625
   per share...........................................                     (212,000)
 Common Shares acquired -- at cost.....................                     (372,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                     (926,000)
 Restricted stock activity (Note I)....................                      256,000
 Tax benefit from restricted stock (Note K)............                      450,000
 Common Shares issued upon exercise of stock options...                      319,000
 Tax benefit from exercise of stock options (Note K)...                      118,000
 Senior Management Incentive Plan activity (Note L)....                    3,985,000
 Translation adjustment................................    2,845,000       2,845,000
 Unrealized loss on marketable securities (Notes A and
   E)..................................................   (1,345,000)     (1,345,000)
                                                         -----------    ------------
Balance at December 31, 1994...........................   (6,946,000)    108,705,000
 Net income............................................                   23,438,000
 Cash dividends -- Common Shares -- $3.5625 per
   share...............................................                   (4,333,000)
 Cash dividends -- Redeemable Preferred Stock -- $7.125
   per share...........................................                     (228,000)
 Common Shares acquired -- at cost.....................                  (14,434,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                   (1,470,000)
 Restricted stock activity (Note I)....................                      133,000
 Tax benefit from restricted stock (Note K)............                      164,000
 Common Shares issued upon exercise of stock options...                    2,446,000
 Tax benefit from exercise of stock options (Note K)...                      959,000
 Senior Management Incentive Plan activity (Note L)....                    4,849,000
 Translation adjustment................................    5,392,000       5,392,000
 Unrealized gain on marketable securities (Notes A and
   E)..................................................    2,042,000       2,042,000
                                                         -----------    ------------
Balance at December 31, 1995...........................      488,000     127,663,000
 Net income............................................                   28,602,000
 Cash dividends -- Common Shares -- $3.8125 per
   share...............................................                   (4,527,000)
 Cash dividends -- Redeemable Preferred Stock $7.625
   per share...........................................                     (244,000)
 Common Shares acquired -- at cost.....................                   (4,733,000)
 Dividends Payable in Company Stock pursuant to Senior
   Management Incentive Plan (Note L)..................
 Increase in redemption value of Redeemable Preferred
   Stock (Note G)......................................                   (1,112,000)
 Restricted stock activity (Note I)....................                       57,000
 Tax benefit from restricted stock (Note K)............                        3,000
 Common Shares issued upon exercise of stock options...                    1,373,000
 Tax benefit from exercise of stock options (Note K)...                      483,000
 Senior Management Incentive Plan activity (Note L)....                    3,862,000
 Translation adjustment................................   (2,085,000)     (2,085,000)
 Unrealized loss on marketable securities (Notes A and
   E)..................................................   (1,420,000)     (1,420,000)
                                                         -----------    ------------
Balance at December 31, 1996...........................  $(3,017,000)   $147,922,000
                                                         ===========    ============


                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                           -----------------------------------------------
                                                               1996              1995             1994
                                                           -------------     ------------     ------------
OPERATING ACTIVITIES
Net income (loss)........................................  $  28,602,000     $ 23,438,000     $(21,378,000)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization of fixed assets..........     22,880,000       17,388,000       15,093,000
  Goodwill write-off.....................................                                       39,944,000
  Amortization of intangibles............................      4,976,000        4,146,000        7,475,000
  Deferred compensation..................................     16,217,000       15,162,000        9,006,000
  Equity in earnings of nonconsolidated affiliated
     companies, net of dividends received of $441,000,
     $483,000 and $903,000...............................       (743,000)      (1,867,000)        (770,000)
  Gains from the sale of a nonconsolidated affiliated
     company, a non-marketable investment security and
     marketable securities...............................     (4,911,000)
  Minority interest applicable to consolidated
     companies...........................................      6,663,000        6,273,000        3,040,000
  Deferred income taxes..................................     (7,085,000)      (2,999,000)      (5,104,000)
  Amortization of restricted stock expense...............         33,000          133,000          116,000
Changes in operating assets and liabilities:
  Increase in accounts receivable........................   (103,252,000)     (79,612,000)     (31,058,000)
  Increase in expenditures billable to clients...........     (7,229,000)     (14,109,000)      (6,006,000)
  (Increase) decrease in other current assets............     (4,782,000)       4,351,000       10,739,000
  (Increase) decrease in other assets....................     (2,741,000)       3,680,000       (3,077,000)
  Increase (decrease) in accounts payable................     78,157,000       61,846,000       (4,220,000)
  Increase (decrease) in accrued expenses and other......      8,611,000        3,180,000       (9,424,000)
  Increase in income taxes payable.......................      2,419,000        2,431,000        6,600,000
  Decrease in other liabilities..........................     (2,592,000)      (2,509,000)      (2,507,000)
                                                           -------------     ------------     ------------
Net cash provided by operating activities................     35,223,000       40,932,000        8,469,000

INVESTING ACTIVITIES
Purchases of fixed assets................................    (27,896,000)     (29,136,000)     (17,067,000)
Trust fund deposits......................................     (2,833,000)      (2,426,000)
Increase in investments in and advances to
  non-consolidated affiliated companies..................       (320,000)      (1,686,000)      (3,564,000)
Purchases of marketable securities.......................   (129,491,000)     (68,500,000)      (2,003,000)
Proceeds from the sales of marketable securities.........    101,012,000       26,957,000          486,000
Proceeds from the sale of a nonconsolidated affiliated
  company and a non-marketable investment security.......      8,568,000
Increase in intangibles, primarily goodwill..............    (13,103,000)      (6,183,000)     (14,800,000)
                                                           -------------     ------------     ------------
Net cash used in investing activities....................    (64,063,000)     (80,974,000)     (36,948,000)

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                                                                       YEAR ENDED DECEMBER 31
                                                           -----------------------------------------------
                                                               1996              1995             1994
                                                           -------------     ------------     ------------
FINANCING ACTIVITIES
Net proceeds from short-term borrowings..................     18,180,000        4,834,000       15,826,000
Common Shares issued under Stock Incentive Plan..........         24,000                           141,000
Common Shares acquired for treasury......................     (4,733,000)     (14,434,000)        (372,000)
Cash dividends paid on Common Shares.....................     (4,527,000)      (4,333,000)      (4,112,000)
Cash dividends paid on Redeemable Preferred Stock........       (244,000)        (228,000)        (212,000)
Proceeds from exercise of stock options..................      1,373,000        2,446,000          319,000
Borrowings under life insurance policies.................        464,000       11,779,000
                                                           -------------     ------------     ------------
Net cash provided by financing activities................     10,537,000           64,000       11,590,000
Effect of exchange rate changes on cash..................     (3,525,000)       4,214,000        5,699,000
                                                           -------------     ------------     ------------
Decrease in cash and cash equivalents....................    (21,828,000)     (35,764,000)     (11,190,000)
Cash and cash equivalents at beginning of year...........    134,313,000      170,077,000      181,267,000
                                                           -------------     ------------     ------------
Cash and cash equivalents at end of year.................  $ 112,485,000     $134,313,000     $170,077,000
                                                           =============     ============     ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation. Certain amounts for years prior to 1996 have been reclassified to conform with the current year classification.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Commissions and Fees and Accounts Receivable

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred. Accounts receivable include both the income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and statement of operations accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are reported in income. During 1996, 1995 and 1994, foreign currency transaction gains and losses were not material.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

  Intangibles

     The excess of purchase price over underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies at the date of acquisition ("goodwill") is amortized by the straight-line method over periods of up to twenty years. The amounts of goodwill, net of accumulated amortization, associated with consolidated subsidiaries (included in Other Assets) and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $46,084,000 and $5,592,000 in 1996 and $41,237,000 and $8,325,000 in 1995, respectively.

     Annually, the Company assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local management staff and any changes in general economic conditions. The Company quantifies the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This requires management to make certain specific assumptions with respect to future revenue and expense levels. Where multiple investments had been made in a single company, a weighted average amortization period is used. Charges to reflect permanent impairment are recorded to the extent that the unamortized book value of the goodwill exceeds the future cumulative non-discounted cash flows.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     The Company considers all its investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity.

  Stock-Based Compensation

     As permitted by Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards in accordance with APB Opinion No. 25, Accounting For Stock Issued to Employees. No compensation expense is recorded for options granted at fair market value at the date of grant. The excess of the fair market value of Restricted Stock over the cash consideration received is amortized, as compensation, over the period of restriction. The future obligation to issue stock, pursuant to the Company's Senior Management Incentive Plan, is included in Paid-In Additional Capital and results in periodic charges to compensation.

B.  FOREIGN OPERATIONS

     The following financial data is applicable to consolidated foreign subsidiaries:

                                                   1996             1995             1994
                                               ------------     ------------     ------------
    Current assets...........................  $429,863,000     $395,016,000     $349,208,000
    Current liabilities......................   452,220,000      408,541,000      364,571,000
    Other assets -- net of other
      liabilities............................    62,363,000       56,312,000       50,696,000
    Net income (loss)........................     9,276,000        9,384,000      (35,043,000)

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     Consolidated retained earnings at December 31, 1996 includes equity in unremitted earnings of nonconsolidated foreign companies of approximately $8,914,000.

C.  OTHER INCOME -- NET

     Details of other income -- net are:

                                                     1996            1995            1994
                                                 ------------     -----------     -----------
    Interest income............................  $ 12,211,000     $12,183,000     $ 7,507,000
    Interest expense...........................   (10,065,000)     (8,928,000)     (7,833,000)
    Gain from the sale of a non-consolidated
      affiliated company, a non-marketable
      investment security and marketable
      securities...............................     4,911,000
    Dividends from affiliates..................       151,000         217,000          86,000
    Other -- net (expense) income..............       (48,000)        615,000         499,000
                                                 ------------     -----------     -----------
                                                 $  7,160,000     $ 4,087,000     $   259,000
                                                 ============     ===========     ===========

D.  FIXED ASSETS

     Components of fixed assets -- at cost are:

                                                              1996             1995
                                                          ------------     ------------
        Furniture, fixtures and equipment...............  $131,329,000     $119,575,000
        Leaseholds and leasehold improvements...........    51,705,000       48,920,000
                                                          ------------     ------------
                                                           183,034,000      168,495,000
        Less accumulated depreciation and
          amortization..................................   104,811,000       93,789,000
                                                          ------------     ------------
                                                          $ 78,223,000     $ 74,706,000
                                                          ============     ============

E.  MARKETABLE SECURITIES

     The marketable securities, by type of investment, held by the Company at December 31, 1996 and 1995 are as follows:

                                                               1996            1995
                                                            -----------     -----------
        Maturities of one year or less:
          U.S. Treasury Securities........................  $ 2,506,000     $ 4,758,000
          Money market funds..............................   22,556,000      12,394,000
          Corporate bonds.................................    3,626,000       3,267,000
                                                            -----------     -----------
                                                             28,688,000      20,419,000
                                                            -----------     -----------
        Maturities greater than one year:
          U.S. Treasury Securities........................   49,355,000      41,946,000
          Government National Mortgage Association
             Securities...................................    4,920,000       1,838,000
          Corporate bonds.................................   13,144,000       4,468,000
                                                            -----------     -----------
                                                             67,419,000      48,252,000
                                                            -----------     -----------
                                                            $96,107,000     $68,671,000
                                                            ===========     ===========

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     At December 31, 1996, the Company had unrealized losses of $870,000 and at December 31, 1995 unrealized gains of $550,000, principally related to the investments in U. S. Treasury Securities. At December 31, 1996 and 1995, the Company's investments in marketable securities classified as non-current had an average maturity of approximately 6 years.

F.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $51,000,000 with various banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit, which are renewable annually, were partially utilized during both 1996 and 1995 to secure obligations of selected foreign subsidiaries in the amount of $26,000,000 and $15,000,000 at the end of each respective year. The weighted average interest rate related to the debt associated with the committed lines of credit was 7.11% and 6.95% at December 31, 1996 and 1995, respectively. The Company had $60,004,000 and $56,336,000 outstanding under other uncommitted lines of credit at December 31, 1996 and 1995, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 6.94% and 7.91% at December 31, 1996 and 1995, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes. Occasionally, the Company enters into foreign currency contracts for known cash flows related to the repatriation of earnings from its international subsidiaries. The term of each foreign currency contract entered into in 1996 was for less than three months. At December 31, 1996, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1996, and did not enter into any derivative contracts during 1996.

     Long-term debt at December 31, 1996 and 1995 is as follows:

                                                               1996            1995
                                                            -----------     -----------
        Term loans........................................  $30,000,000     $30,000,000
        Convertible debentures............................    3,025,000       3,025,000
                                                            -----------     -----------
        Long-term debt....................................  $33,025,000     $33,025,000
                                                            ===========     ===========

     The term loans consist of $30,000,000 borrowed from the Prudential Insurance Company at a fixed interest rate of 7.68% with principal repayable in equal installments of $10,000,000 in January 1998, 1999 and 2000. The terms of the loan agreement require, inter alia, that the Company maintain specified levels of net worth, meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1996, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $30,275,000 and $30,900,000 at December 31, 1996 and 1995, respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     The remaining portion of long-term debt consists of 8 1/2% Convertible Subordinated Debentures, due December 31, 2003, which are currently convertible into 8.48 shares of Common Stock and an equal number of shares of Limited Duration Class B Common Stock, subject to certain adjustments, for each $1,000 principal amount of such debentures. The debentures were issued in exchange for cash and a $3,000,000, 9% promissory note, payable December 31, 2004, from the Chairman and Chief Executive Officer of the Company, that is included in Other Assets at December 31, 1996 and 1995. During each of the years 1996, 1995 and 1994, the Company paid to the officer interest of $257,000 pursuant to the terms of the debentures and the officer paid to the Company interest of $270,000 pursuant to the terms of the 9% promissory note.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The scheduled repayment of long-term debt is as follows:

                            YEARS ENDING DECEMBER 31            AMOUNT
                    ----------------------------------------  -----------
                      1998..................................  $10,000,000
                      1999..................................   10,000,000
                      2000..................................   10,000,000
                      2003..................................    3,025,000
                                                              -----------
                                                              $33,025,000
                                                              ===========

     During 1996 and 1995, the Company borrowed against the cash surrender value of the life insurance policies that it owns on the life of its Chairman and Chief Executive Officer. The amounts borrowed at December 31, 1996 and 1995 are $14,733,000 and $13,024,000, respectively, with interest rates of 7.30% and 8.75%, respectively, and are carried as a reduction of the related cash surrender value that is included in Other Assets. Of the amounts borrowed in 1996 and 1995, the Company received $464,000 and $11,779,000 in cash, respectively, and $1,245,000 was used in each year to pay premiums on the underlying life insurance policies.

     For the years 1996, 1995 and 1994, the Company made interest payments of $10,065,000, $8,934,000 and $7,839,000, respectively.

G.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1996 and 1995, the Company had outstanding 20,000 shares of Series I Preferred Stock, 5,000 shares each of Series II and Series III Preferred Stock and 2,000 shares of Series 1 Preferred Stock. The holder of the Series I, Series II and Series III Preferred Stock is the Chairman and Chief Executive Office of the Company, and the Series 1 Preferred Stock is held by a former employee. The terms of each class of Preferred Stock, including the basic economic terms relating thereto, are essentially the same, except with respect to the redemption date of each series. The redemption date for the Series I, Series II and Series III Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under circumstances described below. The terms of the Series I, Series II and Series III Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his Preferred Stock for a period of 12 months following his (i) death,
(ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company without cause. The Company is obligated to redeem the Series 1 Preferred Stock following the attainment of age 65 by the holder thereof.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Limited Duration Class B Common Stock (Class B Common Stock) (subject to certain adjustments) upon redemption, less a fixed discount established upon the issuance of the Preferred Stock. The holders of each class of Preferred Stock are entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of the Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In connection with his ownership of the Series I, Series II and Series III Preferred Stock, the holder issued to the Company full recourse promissory notes totaling $763,000 (included in Other Assets at December 31, 1996 and 1995) with a maturity date of April 2004. The interest paid by the senior executive to the Company in 1996, 1995 and 1994 pursuant to the terms of these notes was approximately $70,000 in each year.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the Board of Directors determined the change in redemption value would

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES not reflect the 1994 write-off of goodwill described in Note M, but rather reflect amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of Class B Common Stock, the holders of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

     In the event of the liquidation of the Company, holders of Preferred Stock are entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year end) increased by $1,112,000, $1,470,000 and $926,000 in 1996, 1995 and 1994, respectively. The change in carrying value represents the change in aggregate redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

H.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Class B Common Stock, each having a $1 par value per share. The Class B Common Stock has the same dividend and liquidation rights as the Common Stock, and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. The Class B Common Stock will automatically convert to Common Stock on April 3, 2006.

I.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") is the Company's active restricted stock and stock option plan. The Stock Incentive Plan replaced the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock Option Plan and the Nonqualified Stock Option Plan (collectively, the "Prior Plans"), and any shares available for granting of awards under the Prior Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force, and shares reserved thereunder remain so for such purposes.

  Stock Incentive Plan

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock are available for grant under the Stock Incentive Plan and no employee can be granted stock options in excess of 75,000 shares or more than 75,000 shares of restricted stock. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("Committee") determines the terms and conditions under which the awards may be granted, vest or are exercisable. Options must be exercised within ten years of the date of grant. Shares of restricted stock may be sold to participants at a purchase price determined by the Committee (which may be less than fair market value per share). Under the Prior Plans, nonqualified and incentive stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant. Options must be exercised within ten years of grant and for only specified limited periods beyond termination of employment. There were 1,916 shares reserved for issuance under the Prior Plans at December 31, 1996.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

  Nonqualified Options

     Transactions involving nonqualified options under the Stock Incentive and Prior Plans were:

                                                                  NUMBER       WEIGHTED AVERAGE
                                                                 OF SHARES      EXERCISE PRICE
                                                                 ---------     ----------------
    Outstanding, December 31, 1993.............................    37,366            $106
    Granted....................................................     3,250             163
    Exercised..................................................    (3,133)             96
    Forfeited..................................................    (1,084)            107
                                                                  -------            ----
    Outstanding, December 31, 1994.............................    36,399             112
    Granted....................................................    84,174             151
    Exercised..................................................   (21,965)             95
    Forfeited..................................................      (284)            165
                                                                  -------            ----
    Outstanding, December 31, 1995.............................    98,324             149
    Granted....................................................    47,100             229
    Exercised..................................................    (9,884)            130
    Forfeited..................................................       (66)            118
                                                                  -------            ----
    Outstanding, December 31, 1996.............................   135,474            $178
                                                                  =======            ====

     There were 33,400, 23,283 and 27,973 options exercisable at December 31, 1996, 1995 and 1994, respectively. The weighted average fair value of the options granted during 1996 and 1995 was $77 and $51, respectively.

     The remaining weighted average contractual life of options outstanding as of December 31, 1996 and the weighted average exercise price for options exercisable at December 31, 1996 are as follows:

                                               OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                  ---------------------------------------------     ------------------------
                                                  WEIGHTED AVERAGE     WEIGHTED                     WEIGHTED
            RANGE OF               NUMBER OF         REMAINING         AVERAGE       NUMBER OF      AVERAGE
            EXERCISE                SHARES          CONTRACTUAL        EXERCISE       SHARES        EXERCISE
             PRICES               OUTSTANDING           LIFE            PRICE       EXERCISABLE      PRICE
--------------------------------  -----------     ----------------     --------     -----------     --------
$131-142........................      1,200         3.2 years            $133              67         $141
 149-171........................     86,674         7.3 years             151          26,666          149
 188-196........................      7,600         9.0 years             195               0            0
 235............................     40,000         9.8 years             235           6,667          235
                                    -------                                            ------
Total...........................    135,474                                            33,400
                                    =======                                            ======

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

  Incentive Stock Options

     Transactions involving outstanding incentive stock options under the plans were:

                                                               NUMBER OF SHARES
                                                              ------------------
                                                              CLASS B                   WEIGHTED
                                                              COMMON      COMMON        AVERAGE
                                                               STOCK      STOCK      EXERCISE PRICE
                                                              -------     ------     --------------
Outstanding, December 31, 1993............................       100      5,100           $ 99
Exercised.................................................      (100)      (100)            99
                                                                ----      ------          ----
Outstanding, December 31, 1994............................         0      5,000             99
Exercised.................................................         0      (3,570)           99
                                                                ----      ------          ----
Outstanding, December 31, 1995............................         0      1,430             99
Exercised.................................................         0       (714)            99
                                                                ----      ------          ----
Outstanding, December 31, 1996............................         0        716           $ 99
                                                                ====      ======          ====

     As of December 31, 1996, there were no incentive stock options which were exercisable. As of December 31, 1995 and 1994, options to acquire 714 and 2,856 shares of Common Stock were exercisable. All incentive stock options outstanding as of December 31, 1996 have a remaining contractual life of approximately one year.

  Restricted Stock

     In 1994, the Company issued 1,750 shares of Restricted Stock at prices between $77.50 and $81.50 per share with restrictions as to transferability expiring after five years. No shares of Restricted Stock were issued in 1995. In 1996, 250 shares of Restricted Stock were issued at a price of $97.75 per share with restrictions as to transferability expiring after five years. During 1995, the restrictions lapsed on 5,000 shares of Common Stock. No restrictions lapsed in either 1996 or 1994.

     Compensation to employees under the Stock Incentive and Prior Plans of $98,000 in 1996, $106,000 in 1995 and $238,000 in 1994, representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($33,000 in 1996, $132,000 in 1995 and $116,000 in
1994) over the related required period of service of the respective employees.

  Pro Forma Information

     Pro forma information regarding net income and earnings per share is required by Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The approximate fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for the years 1996 and 1995, respectively; risk-free interest rates of 6.16% and 7.85%; dividend yields of 1.73% and 2.37%; volatility factors of the expected market price of the Company's Common Stock of
 .17 each year; and a weighted-average expected life for the options of 9.6 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                               1996            1995
                                                            -----------     -----------
        Pro forma net income..............................  $27,861,000     $22,493,000
        Pro forma earnings per share:
          Primary.........................................  $     20.64     $     16.26
          Fully Diluted...................................  $     19.82     $     15.62

     The pro forma information for 1996 and 1995 is not necessarily indicative of future year calculations because options issued prior to 1995 have not been valued for purposes of the pro forma calculation.

J.  COMPUTATION OF EARNINGS PER COMMON SHARE

     The computation of earnings per common share is based on the weighted average number of common shares outstanding, including adjustments for the effect of the assumed exercise of dilutive stock options and shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note L(1)) (1,295,441 in 1996, 1,295,182 in 1995, 1,285,605 in 1994) and, for fully diluted earnings per common share, the assumed conversion of the 8 1/2% Convertible Subordinated Debentures. Also, for the purpose of computing earnings per common share, the Company's net income (loss) is adjusted by dividends on the Preferred Stock and by the increase or decrease in redemption value of the Preferred Stock. Primary earnings per common share is computed as if stock options were exercised at the beginning of the period and the funds obtained thereby used to purchase common shares at the average market price during the period. In computing fully diluted earnings per common share, the market price at the close of the period or the average market price, whichever is higher, is used to determine the number of shares which are assumed to be repurchased.

     The effects of the Preferred Stock dividend requirements and the change in redemption values amounted to $1.05, $1.31, and $0.88 per share in 1996, 1995 and 1994, respectively.

K.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1996 and 1995, the Company had deferred tax assets and deferred tax liabilities as follows:

                                                                    DEFERRED TAX ASSETS
                                                                       (LIABILITIES)
                                                                ---------------------------
                                                                   1996            1995
                                                                -----------     -----------
    Restructuring costs and related future tax benefits.......  $ 1,373,000     $ 1,642,000
    Deferred compensation.....................................   23,056,000      15,250,000
    Accrued expenses..........................................    2,613,000       2,658,000
    Safe harbor lease and depreciation........................   (3,415,000)     (5,134,000)
    Tax on unremitted foreign earnings and other..............   (4,351,000)     (2,225,000)
                                                                -----------     -----------
    Net deferred tax assets...................................  $19,276,000     $12,191,000
                                                                ===========     ===========
    Included in:
      Other current assets....................................  $ 4,426,000     $ 3,665,000
      Intangibles and other assets............................   14,850,000       8,526,000
                                                                -----------     -----------
                                                                $19,276,000     $12,191,000
                                                                ===========     ===========

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The components of income of consolidated companies before taxes on income are as follows:

                                                    1996            1995             1994
                                                 -----------     -----------     ------------
    Domestic...................................  $36,553,000     $26,704,000     $ 25,918,000
    Foreign....................................   29,140,000      27,623,000      (24,308,000)
                                                 -----------     -----------     ------------
                                                 $65,693,000     $54,327,000     $  1,610,000
                                                 ===========     ===========     ============

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                1996                        1995                        1994
                      -------------------------   -------------------------   -------------------------
                        CURRENT      DEFERRED       CURRENT      DEFERRED       CURRENT      DEFERRED
                      -----------   -----------   -----------   -----------   -----------   -----------
Federal.............  $16,285,000   $(3,890,000)  $13,607,000   $(4,248,000)  $11,510,000   $(2,470,000)
Foreign.............   13,677,000      (280,000)   10,167,000     2,888,000     9,034,000    (1,197,000)
State and local.....    8,735,000    (2,915,000)    6,191,000    (1,639,000)    6,181,000    (1,437,000)
                      -----------   -----------   -----------   -----------   -----------   -----------
                      $38,697,000   $(7,085,000)  $29,965,000   $(2,999,000)  $26,725,000   $(5,104,000)
                      ===========   ===========   ===========   ===========   ===========   ===========

     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                                   1996     1995      1994
                                                                   ----     ----     -------
    Statutory Federal tax rate...................................  35.0%    35.0%       35.0%
    State and local income taxes, net of Federal income tax
      benefits...................................................   5.8      5.4       191.5
    Difference in foreign tax rates..............................   4.3      6.5       215.0
    Withholding tax on unremitted foreign earnings...............   0.6      0.5        33.4
    Goodwill write-off...........................................                      868.3
    Adjustment of prior years' provisions........................                      (24.8)
    Other -- net.................................................   2.4      2.2        24.5
                                                                   ----     ----     -------
                                                                   48.1%    49.6%    1,342.9%
                                                                   ====     ====     =======

     During the years 1996, 1995 and 1994, the Company made net income tax payments of $36,513,000, $21,368,000 and $19,005,000, respectively.

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-In Additional Capital.

L. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES

     1. The Company's Profit Sharing Plan is available to employees of the Company and qualifying subsidiaries meeting certain eligibility requirements. This plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations. The Company also maintains a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and specified, qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust (ESOT) in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the ESOT in 1996, 1995 and 1994. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, various subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain officers and employees.

     The Company maintains a Senior Management Incentive Plan in which deferred compensation is granted to senior executive or management employees deemed essential to the continued success of the Company. The

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

Plan operates as an ongoing series of individual five year plans. The latest plan in the series commenced in 1993 and will end on December 31, 1997. At that date, participants with 5 years of participation in the current plan will vest in their awards. Those participants who commenced participation after 1993 will vest in their awards five years from the year of their initial participation. The amount recorded as an expense related to this plan amounted to $8,211,000, $6,873,000 and $5,434,000 in 1996, 1995 and 1994, respectively. Approximately
$5,634,000, $5,223,000 and $4,215,300 of plan expense incurred in 1996, 1995 and
1994, respectively, will be payable in Common Stock in accordance with the terms of the plan. These awards converted, at the fair value of the Common Stock on the date of grant, into 22,424, 27,705 and 28,647 equivalent shares of Common Stock at December 31, 1996, 1995 and 1994, respectively, including an amount of shares for the dividends that would have been payable assuming awards were outstanding from the date of the grant. The future obligation to issue stock related to these stock awards has been reflected as an increase to Paid-In Additional Capital. At December 31, 1996, there were 95,543 shares which were payable in Common Stock pursuant to this plan.

     Expenses related to the foregoing plans and benefits aggregated $36,140,000 in 1996, $29,307,000 in 1995 and $24,211,000 in 1994.

     In 1995, the Company and its Chairman and Chief Executive Officer entered into an agreement extending the term of his employment agreement with the Company through December 31, 2002. This agreement further provides for the deferral of certain compensation otherwise payable to the Chairman and Chief Executive pursuant to his employment agreement and the payment of such deferred compensation into a trust, commonly referred to as a rabbi trust, established with United States Trust Company of New York. The purpose of the trust arrangement is to ensure the Company's ability to deduct compensation paid to the Chairman and Chief Executive Officer without the application of Section 162(m) of the Internal Revenue Code ("Section"). The Section, under certain circumstances, denies a tax deduction to an employer for certain compensation expenses in excess of $1,000,000 per year paid by a publicly-held corporation to certain of its executives. Amounts deferred and paid into the trust, as adjusted for the earnings and gains or losses on the trust assets, will be paid to the Chairman and Chief Executive Officer or to his estate, as the case may be, upon the expiration of his employment agreement, or the termination of his employment by reason of death or disability. At December 31, 1996 and 1995, the value of the trust was $5,648,000 and $2,496,000 respectively and is included in Other Assets and the Company's related deferred compensation obligation for the same amount is included in Other Liabilities.

     2. Pursuant to an employment agreement, dated December 21, 1990, an executive officer of the Company borrowed $1,000,000 from the Company. One-fifth of the principal amount of the loan was forgiven by the Company each December 31, beginning with December 31, 1991, as the officer continued to be employed by the Company on those dates. In 1994, the executive officer entered into a new employment agreement. Pursuant to that agreement, the executive officer borrowed an additional $600,000 from the Company repayable at December 31, 1998, except that one-third of the principal amount of the loan is forgiven by the Company each December 31, beginning with December 31, 1996, provided that the officer continues to be employed by the Company on those dates. In 1996, 1995 and 1994, the Company has included in each year $200,000 of compensation expense, representing the amount of loan forgiven each year. As of December 31, 1996 and 1995, the remaining loan balance was $400,000 and $600,000, respectively, included in Other Assets.

     In addition, a second executive officer has outstanding loans with the Company totaling $875,000 and $375,000 as of December 31, 1996 and 1995, respectively, which are reflected in Other Assets. The first of these loans, granted in 1995, was for $50,000 and is forgivable contingent upon employment by the Company through 1998, while two other loans for $125,000 and $200,000 made in 1995 are repayable with accrued interest in December 1999 and May 1999, respectively. The loan for $125,000 is forgivable on December 31, 1999 provided that the executive officer is employed by the Company on that date. During 1996, the Company

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES made two additional loans to this executive officer for $175,000 and $325,000 which are repayable with accrued interest in December 2003.

     In connection with a 1992 exercise of the stock options, the Company received a cash payment of $67,000 and a note from the Chairman and Chief Executive Officer of the Company in the amount of $3,170,000, due in December 2001, at a fixed interest rate of 6.06%. In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340,000 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. A portion of the second note ($1,556,000) equal to the tax benefit received by the Company upon exercise and the full amount of the note for $3,170,000 are reflected in a separate component of stockholders' equity at December 31, 1996 and 1995. The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334,000 in 1996, 1995 and 1994.

     3. Rental expense amounted to approximately $41,104,000 in 1996, $36,445,000 in 1995 and $35,568,000 in 1994 which is net of sub-lease rental income of $66,000 in 1996, $129,000 in 1995 and $1,263,000 in 1994. Approximate
minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

                    1997...................................  $ 35,062,000
                    1998...................................    33,450,000
                    1999...................................    33,094,000
                    2000...................................    26,726,000
                    2001...................................    26,010,000
                    Beyond 2001............................    54,818,000
                                                              -----------
                                                             $209,160,000
                                                              ===========

     4. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on the results of operations, liquidity or financial position of the Company.

M.  GOODWILL WRITE-OFF

     In 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 relates to public relations agencies. A significant amount of this write-off related to operations in the United Kingdom. The material portion of the goodwill write-off related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in specialized disciplines (such as retail advertising, promotional services and public relations). The unimpaired goodwill balances associated with the United Kingdom operations represented less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994. There were no write-offs in excess of normal amortization schedules in 1996 or 1995.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

N.  INDUSTRY SEGMENT AND RELATED INFORMATION

     Commissions and fees and operating profit by geographic area for the years ended December 31, 1996, 1995 and 1994, and related identifiable assets at December 31, 1996, 1995 and 1994 are summarized below (000s omitted):

                 UNITED STATES                 WESTERN EUROPE                    OTHER                      CONSOLIDATED
          ----------------------------  -----------------------------  --------------------------  ------------------------------
            1996      1995      1994      1996      1995      1994      1996     1995      1994       1996       1995      1994
          --------  --------  --------  --------  --------  ---------  -------  -------  --------  ----------  --------  --------
Commissions
 and
 fees.... $338,496  $303,826  $277,411  $370,888  $337,726  $ 273,754  $56,114  $46,667  $ 42,152  $  765,498  $688,219  $593,317
          ========  ========  ========  ========  ========   ========  ======== ======== ========  ==========  ========  ========
Operating
 profit
(loss)... $ 26,174  $ 21,368  $ 22,767  $ 30,279  $ 27,212  $ (20,457) $ 2,080  $ 1,660  $   (959) $   58,533  $ 50,240  $  1,351
          ========  ========  ========  ========  ========   ========  ======== ======== ========
Other
income-net...                                                                                           7,160     4,087       259
                                                                                                   ----------  --------  --------
Income of
consolidated
companies
 before
 taxes on
income...                                                                                          $   65,693  $ 54,327  $  1,610
                                                                                                   ==========  ========  ========
Identifiable
 assets... $549,160 $464,067  $390,547  $445,038  $406,757  $ 353,904  $77,473  $71,916  $ 69,130  $1,071,671  $942,740  $813,581
          ========  ========  ========  ========  ========   ========  ======== ======== ========
Investments
 in and
 advances
 to
 nonconsolidated
 affiliated
 companies...                                                                                          17,723    20,693    16,495
                                                                                                   ----------  --------  --------
Total
assets...                                                                                          $1,089,394  $963,433  $830,076
                                                                                                   ==========  ========  ========

     Commissions and fees from one client amounted to 13.2%, 13.8% and 13.8% of the consolidated total in 1996, 1995 and 1994, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Grey Advertising Inc.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1996 and 1995, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

                                          --------------------------------------
                                          ERNST & YOUNG LLP

New York, New York
February 7, 1997